Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended September 30,
	2006	2005
Net Income	$128,544,000	$119,046,000

Basic weighted average shares outstanding	98,555,253	104,117,396
Diluted weighted average shares outstanding	100,102,570	104,704,044

Basic net income per share	$1.30	$1.14

Diluted net income per share	$1.28	$1.14

	Nine months ended September 30,
	2006	2005
Net Income	$376,193,000	$369,254,000

Basic weighted average shares outstanding	100,272,719	105,090,515
Diluted weighted average shares outstanding	101,578,158	106,231,488

Basic net income per share	$3.75	$3.51

Diluted net income per share	$3.70	$3.48